Exhibit 99.4

I, Thomas Glück, do hereby certify that:

1.	I am an employee of:
Baja Mining Corp.
2300 1177 West Hastings Str.,
Vancouver B.C. V6E 2K3
CANADA

2.
I graduated with a BSc. (Chem.Eng.) degree from the University of the Witwatersrand South Africa in 1980. In addition I have obtained a PhD in Chemical Engineering from the University of the Witwatersrand, SA, in 2002.

3.	I am a Fellow of the South African Institute of Mining and Metallurgy and a registered professional engineer in South Africa.

4.	I have worked as a chemical engineer in mineral processing for a total of 27 years since my graduation from university.

5.
I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6.
I am responsible for the section of the technical report titled “Technical Report Update”, (the “Technical Report”), dated March 2, 2010, relating to Process Design. I visited the Boleo property for one week, in August 2007.

7.	I have had an involvement in the Property since 2005. The nature of this involvement includes development of metallurgical processes and general consulting.

8.
As of the date of this certificate, to the best of my knowledge and belief, the Technical Report contains all scientific information that is required to be disclosed to make the Technical Report not misleading.

9.	I am not independent of the issuer applying all of the tests in section 1.5 of National Instrument 43-101.

10.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated March 5, 2010

/s/ Thomas Gluck
Signature of Qualified Person

Thomas Glück
Name of Qualified Person